May 28, 2021

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Rebecca Marquigny

100 F Street, N.E.

Washington, DC 20549

Capitol Series Trust (the “Registrant”)

SEC File No. 811-22895

Dear Ms. Marquigny:

Below please find our responses to your supplemental comments received on May 27, 2021 with respect to the Registrant’s Post-Effective Amendment No. 111 (“PEA No. 111”) to its Registration Statement on Form N-1A (“Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 29, 2021 (SEC Accession Number 0001398344-21-007145), for the purpose of enhancing certain disclosure related to the ESG investment strategy and process of the Reynders, McVeigh Core Equity Fund (the “Fund”). PEA No. 111 is scheduled to become effective with the SEC pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on May 28, 2021.

Prospectus

Comment 1. With regard to the use of the phrase “fossil-fuel free” in the Investment Process section of the Fund’s prospectus, please more specifically define what encompasses “fossil-fuel free” as this is not a universally defined term. In addition, please clarify with more specific parameters what is meant by a “significant portion of revenues” from weapons, guns, tobacco, alcohol or gambling.

Response: The Registrant has updated the referenced disclosure as follows (emphasis supplied):

The Adviser begins with some exclusionary screens. The Fund is fossil-fuel free. The Adviser defines that term to exclude all companies with proven carbon reserves. Furthermore, the Adviser would not invest in any company that explores for, extracts, or refines coal, oil or gas, nor would they invest in any utilities that burn fossil fuels to produce electricity. The Adviser also eliminates certain other sectors, and will not invest in companies with any source of revenues deriving from weapons, guns or tobacco; or greater than 5% of revenues deriving from alcohol or gambling. All other companies remain in the Adviser’s potential investment universe. The Adviser then seeks to identify companies with sustainable earnings, a high or improving ESG score, and a stock price that is attractively valued.

Securities and Exchange Commission Attn: Rebecca Marquigny Page 2

Comment 2. Given the reference to third-party providers in the Fund’s ESG Criteria Risk disclosure, please identify in the Fund’s investment strategy each third-party provider whom the Adviser relies upon for ESG related data and include a brief summary of each provider’s scoring or other criteria. Please also consider any related risk disclosure that should be included as a result of the Adviser’s reliance on each third-party provider’s ESG data evaluation process.

Response: The Registrant has added the disclosure that follows to the Investment Process section of the Fund’s prospectus (emphasis supplied). The Registrant believes that the disclosure included in its ESG Criteria Risk sufficiently addresses the risks related to ESG data derived from third-party providers.

Companies included in the Fund are not required to meet a minimum ESG score. Rather, the Adviser tracks ESG scores, identifying and monitoring increases, illustrating improvement over time. The Adviser utilizes OWL Analytics (“OWL”) as a primary source of ESG analytics. OWL analyzes, synthesizes and optimizes hundreds of data sources on a monthly basis for approximately 25,000 companies worldwide. The program provides alternative data sets to assist advisers in incorporating environmental, social and governance considerations into their investment discipline. OWL scores and ranks companies against their peers across thirty core metrics, including twelve key performance indicators that quantify company behavior important to society. While OWL is an important part of the Adviser’s ESG analysis, it is not relied upon solely in making investment decisions. In addition to OWL Analytics, the Adviser’s decisions on the selection of investment securities rely on its own internal research, including reviewing ESG data on individual companies, as well as comparative scores for peer firms. They also review companies’ own annual sustainability reports to analyze whether meaningful improvement has been achieved on ESG goals.

If you have any additional questions, or need additional information, please contact me by phone at 513-869-4297 or e-mail at mmiller@ultimusfundsolutions.com or Thomas Sheehan, counsel to the Trust and its Independent Trustees, by phone at 207-228-7165 or by e-mail at tsheehan@bernsteinshur.com.

Sincerely,

/s/ Matthew Miller

Matthew Miller
President

Securities and Exchange Commission Attn: Rebecca Marquigny Page 3

cc:	Mr. Martin Dean, Chief Compliance Officer

Ms. Tiffany Franklin, Assistant Secretary